EXHIBIT 99.1

Alpha and Omega Semiconductor Announces Financial Results for the First Quarter of Fiscal Year 2011

SUNNYVALE, Calif., Oct. 28, 2010 (GLOBE NEWSWIRE) -- Alpha and Omega Semiconductor Limited ("AOS") (Nasdaq:AOSL), a designer, developer and global supplier of a broad range of power semiconductors, today announced financial results that are prepared in accordance with International Financial Reporting Standards ("IFRS") for the fiscal first quarter ended September 30, 2010.

The results for the fiscal first quarter ended September 30, 2010 are as follows:

  Revenue was $89.4 million, a sequential increase of 4.6% from $85.5 million for the fourth quarter of fiscal year 2010, and a 19.7% increase from $74.7 million for the first quarter of fiscal year 2010. Power IC revenue were $17.3 million, $15.8 million and $9.1 million for the first quarter of fiscal year 2011, the fourth quarter of fiscal year 2010 and the first quarter of fiscal year 2010, respectively.
  Gross margin was 27.1%, compared to 26.5% for the fourth quarter of fiscal year 2010 and 25.1% for the first quarter of fiscal year 2010.
  Operating expenses was $15.6 million, compared to $14.5 million for the fourth quarter of fiscal year 2010 and $9.6 million for the first quarter of fiscal year 2010.
  Operating profit was $8.7 million, or 9.7% of revenue, compared to $8.1 million, or 9.5% of revenue, for the fourth quarter of fiscal year 2010 and $9.1 million, or 12.2% of revenue, for the first quarter of fiscal year 2010.
  Net profit was $8.9 million, or $0.38 per diluted share, compared to $8.9 million, or $0.37 per diluted share, for the fourth quarter of fiscal year 2010 and $9.3 million, or $0.47 per diluted share, for the first quarter of fiscal year 2010.
  Net profit on a non-IFRS basis, or non-GAAP net profit, was $10.5 million, or $0.45 per diluted share, compared to $10.5 million, or $0.43 per diluted share, for the fourth quarter of fiscal year 2010 and $10.0 million, or $0.50 per diluted share, for the first quarter of fiscal year 2010. Non-GAAP net profit excluded share-based compensation expenses of $1.6 million, $1.5 million and $0.7 million for the first quarter of fiscal year 2011, the fourth quarter of fiscal year 2010 and the first quarter of fiscal year 2010, respectively.

"We are pleased that our gross margin improved over the prior quarter despite unfavorable wafer pricing from our primary foundry. The improvement was primarily driven by increased sales of higher margin Power IC products and better factory utilization," said Dr. Mike Chang, Chief Executive Officer and Chairman of AOS. "We strongly believe that technology development and new product introduction are keys to our continued growth and margin improvement."

Share Repurchase Program

AOS also announced today that its board of directors has authorized a $25 million share repurchase program. Under the repurchase program, management of AOS may, from time to time, repurchase shares from the open market or in privately negotiated transactions, subject to supervision and oversight by the board.  The Company believes that this repurchase program represents an efficient use of its cash reserves and reflects its strong belief in the long-term opportunity and value of AOS.

The purchases will be funded from available working capital. As of September 30, 2010, AOS had approximately $126.3 million in cash and cash equivalents and 22.1 million common shares outstanding.

Business Outlook

The following statements are based upon management's current expectations.  These statements are forward-looking, and actual results may differ materially.  AOS undertakes no obligation to update these statements.

Revenue for the second quarter of fiscal year 2011 is expected to be in the range of $81 million to $86 million. Demands appear to have reverted to normal seasonal pattern. Operating profit is expected to be in the range of $6.0 million to $7.5 million, which includes an estimated $1.6 million share-based compensation expense.

Conference Call and Webcast

AOS plans to conduct an investor teleconference and live webcast to discuss the financial results for the first quarter of fiscal year 2011 today, October 28, 2010 at 2:00 p.m. PDT / 5:00 p.m. EDT.  To participate in the live call, analysts and investors should dial 877-312-8797 (or 253-237-1194 if outside the U.S.). To access the live webcast and the subsequent replay of the conference call, which will be available for seven days after the live call, go to the "Events & Presentations" section of the company's investor relations website, http://investor.aosmd.com.

Forward Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management's judgment, beliefs, current trends, and anticipated product performance. These forward-looking statements include, without limitation, projected amount of revenues, gross margin, and operating profit, expectation with respect to operating expenses and cost reduction measures, expectation with respect to manufacturing capacity, anticipated demand for our products, references to our ability to expand customer base and achieve revenue growth, and other statements under the section entitled "Business Outlook." These forward-looking statements also include the maximum repurchase amount, the effective utilization of cash reserves and long term opportunity and value of the Company under the section entitled "Share Repurchase Program". Forward looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, our ability to introduce or develop new and enhanced products that achieve market acceptance; the actual product performance in volume production; the quality and reliability of our product, our ability to achieve design wins, the general business and economic conditions, our ability to identify and consummate strategic transactions; the state of semiconductor industry and seasonality of our markets, and other risks as described in our SEC filings, including our annual report on Form 20-F filed on September 2, 2010. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements.  Although we believe that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and AOS undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements presented on a basis consistent with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures, including non-GAAP net profit and earnings per share. These supplemental measures exclude share-based compensation expenses that are non-cash charges. We believe that non-GAAP financial measures can provide useful information to both management and investors by excluding certain non-cash expenses that are not indicative of our core operating results. In addition, our management uses non-GAAP measures to compare our performance relative to forecasts and to benchmark our performance externally against competitors. Our use of non-GAAP financial measures has certain limitations in that the non-GAAP financial measures we use may not be directly comparable to those reported by other companies.  For example, the term used in this press release, non-GAAP net profit, does not have a standardized meaning. Other companies may use the same or similarly named measures, but exclude different items, which may not provide investors with a comparable view of our performance in relation to other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the tables attached to this press release.  Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable IFRS financial measure.

About Alpha and Omega Semiconductor

Alpha and Omega Semiconductor Limited, or AOS, is a designer, developer and global supplier of a broad range of power semiconductors, including a wide portfolio of Power MOSFET and Power IC products. AOS seeks to differentiate itself by integrating its expertise in device physics, process technology, design and advanced packaging to optimize product performance and cost, and its product portfolio is designed to meet the ever increasing power efficiency requirements in high volume applications, including portable computers, flat panel TVs, battery packs, portable media players and power supplies. For more information, please visit http://www.aosmd.com.

The following consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Boards.

Alpha and Omega Semiconductor Limited
Consolidated Balance Sheets
IFRS
(in thousands)
(unaudited)
	September 30,	June 30,
	2010	2010
ASSETS
Noncurrent assets:
Property, plant and equipment	$ 49,194	$ 44,163
Intangible assets	3,478	3,820
Investment in an associate	26,516	25,693
Deferred income tax assets	2,407	2,296
Other noncurrent assets	470	458
Total noncurrent assets	82,065	76,430

Current assets:
Inventories	30,440	28,315
Trade receivables	31,848	30,639
Other current assets	3,603	3,075
Restricted cash	78	707
Cash and cash equivalents	126,296	119,001
Total current assets	192,265	181,737

Total assets	$ 274,330	$ 258,167

EQUITY
Capital and reserves
Common shares	$ 44	$ 44
Share premium	103,743	103,803
Other reserves	19,702	17,946
Retained earnings	76,498	67,603
Total equity	199,987	189,396

LIABILITIES
Noncurrent liabilities:
Deferred income tax liabilities	62	25
Deferred rent	747	670
Finance lease	291	436
Total noncurrent liabilities	1,100	1,131

Current liabilities:
Trade and other payables	51,725	47,584
Current income tax liabilities	4,423	3,917
Borrowings	4,400	3,680
Trade and other payable to an associate	9,090	10,100
Finance lease	580	571
Provisions	3,025	1,788
Total current liabilities	73,242	67,640

Total liabilities	74,343	68,771

Total equity and liabilities	$ 274,330	$ 258,167

Alpha and Omega Semiconductor Limited
Consolidated Statements of Income
IFRS
(in thousands, except per share amounts)
(unaudited)	Three Months Ended
	September 30,	June 30,	September 30,
	2010	2010	2009

Revenue	$ 89,417	$ 85,469	$ 74,717
Cost of goods sold	65,168	62,807	55,936
Gross profit	24,249	22,662	18,781

Operating expenses:
Research and development	6,295	5,945	4,272
Selling, general and administrative	9,258	8,580	5,365
Total operating expenses	15,553	14,525	9,637

Operating profit	8,696	8,137	9,144

Finance income	28	9	12
Finance costs	(46)	(27)	(110)
Finance costs, net	(18)	(18)	(98)

Share of profit of an associate	823	1,380	553
Profit before income tax	9,501	9,499	9,599

Income tax expenses	606	554	260

Net profit	$ 8,895	$ 8,945	$ 9,339

Earnings per share
Basic per share	$ 0.40	$ 0.48	$ 1.18
Diluted per share	$ 0.38	$ 0.37	$ 0.47

Weighted-average number of shares used in computing earnings per share
Basic shares	22,115	18,526	7,922
Diluted shares	23,660	24,129	19,862

Alpha and Omega Semiconductor Limited
Reconciliation of Net Profit to non-GAAP Net Profit
(in thousands, except per share amounts)
(unaudited)
	Three Months Ended
	September 30,	June 30,	September 30,
	2010	2010	2009

IFRS net profit	$ 8,895	$ 8,945	$ 9,339

Share-based compensation:
Cost of goods sold	135	171	52
Research and development	423	352	182
Selling, general and administrative	1,082	1,023	434
Total share-based compensation	1,640	1,546	668

Non-GAAP net profit	$ 10,535	$ 10,491	$ 10,007

Non-GAAP diluted EPS	$ 0.45	$ 0.43	$ 0.50

Weighted-average number of shares used in computing non-GAAP earnings per share
Diluted shares	23,660	24,129	19,862

Alpha and Omega Semiconductor Limited
Consolidated Statements of Cash Flows
IFRS
(in thousands)
(unaudited)
	September 30,	September 30,
	2010	2009
Cash flows from operating activities
Cash generated from operations	$ 18,480	$ 8,285
Interest paid	(46)	(110)
Income tax paid	(175)	(211)
Net cash generated from operating activities	18,259	7,964

Cash flows from investing activities
Purchase of property, plant and equipment	(11,618)	(2,575)
Purchases of intangible assets	(32)	--
Restricted cash released	629	--
Net cash used in investing activities	(11,021)	(2,575)

Cash flows from financing activities
Payments for IPO costs	(610)	--
Proceeds from borrowing	4,400	--
Repayment of borrowing	(3,680)	(1,297)
Proceeds from exercise of share options	57	20
Principal payment on finance lease	(136)	(59)
Net cash generated from (used in) financing activities	31	(1,336)

Net increase in cash and cash equivalents	7,269	4,053

Cash and cash equivalents at beginning of period	119,001	60,416

Exchange gains on cash and cash equivalents	26	9

Cash and cash equivalents at end of period	$ 126,296	$ 64,478

Supplemental cash flow disclosures:

Changes of property, plant and equipment included in trade and other payables	$ (3,581)	$ 35
CONTACT:  Alpha and Omega Semiconductor Limited
          Hao Guan, Investor Relations
          investors@aosmd.com